LAWRENCE T. BELL
General Counsel
T 651.293.2981
F 651.293.2471
C 651.270.1007

April 15, 2009

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A Filed on March 19, 2008
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated April 7, 2009 on the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Proxy Statement on Schedule 14A filed on March 19, 2008.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 27

SEC Comment:

1.                                      We note your response to comment 1 from our letter dated March 19, 2009 and reissue this comment.  In this regard, we are requesting disclosure which describes the nature of the individual performance goals similar to the disclosure in your March 31, 2009 response letter to us.  Note that we are not asking you to quantify these qualitative goals.  Please confirm that in future filings, you will disclose the nature of the individual performance goals for each of your named executive officers who have such goals.

Response

In future filings we will describe the nature of the individual performance goals for each of our named executive officers who have individual performance goals which comprise at least 30% of their annual cash incentive.  Disclosure will be made in a manner similar to the description in our March 31, 2009 response letter to you.  If the individual performance goal is not at least 30% of a named executive officer’s annual cash incentive, the Company will make a good faith determination of materiality and will make such disclosure for individual performance goals which are material.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not

370 Wabasha Street N  St. Paul, MN 55102

foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me or Sarah Erickson, Associate General Counsel — Corporate and Assistant Secretary if further discussion would be helpful.

Sincerely,

/s/ Lawrence T. Bell
Lawrence T. Bell

LTB/cer

c:  Sherry Haywood, Staff Attorney (via facsimile)